UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-42196

AA Mission Acquisition Corp.

(Exact name of registrant as specified in its charter)

21 Waterway Avenue, STE 300 #9732

The Woodlands, TX 77380

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii) Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of record of Units; 0 holders of record of Class A ordinary shares, par value $0.0001 per share; and 0 holders of record of Warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934 AA Mission Acquisition Corp. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 2, 2026

AA MISSION Acquisition Corp.

By:	/s/ Qing Sun
Name:	Qing Sun
Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall &filig;le with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an of&filig;cer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (08-11)